16 Smith Street
                                                            Terryville, CT 06786

                                                               February 25, 2002

Richard  Dandurand,  CEO
EDAC  Corporation
1806  New  Britain  Avenue
Farmington,  CT  06032

Dear  Dick,

     I, Joseph P. Lebel, immediately resign from EDAC Corporation Board of Directors.

     I find the actions of the board majority to be against shareholder interest, corporate interest, and in fact, morally wrong: due to current shareholder proposals before the board.

     I also request that this letter of resignation, stating the above reasons for my resigning, be given to the "Wire Services" in its entirety for public dissemination; as also by election to this board eight months ago was given to the "Wire Services."

                                        Sincerely,

                                        /s/  Joseph  P.  Lebel

                                        Joseph  P.  Lebel